www.amarincorp.com

DISCLOSURE NOTICE: The information contained in this document is as of May, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.
This document contains forward-looking statements about Amarin’s financial condition, results of operations, business prospects and products in research, including, without limitation, statements regarding Amarin’s strategy, plans and assumptions, the success and timing of clinical trials, the neurology market, Amarin’s 2007 outlook, and Amarin’s intellectual property portfolio. These statements involve substantial risks and uncertainties. Amarin has, wherever possible, attempted to identify these statements by using words such as “will”, “anticipate”,
“estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin’s research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin’s drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin’s products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin’s products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use;
Amarin’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin’s product candidates; governmental laws and regulations affecting Amarin’s operations, including those affecting taxation; Amarin’s ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including
Amarin’s ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin’s Annual
Report on Form 20-F for the fiscal year ended December, 2006 and in its Reports of Foreign
Issuer on Form 6-K filed with the SEC.
Safe Harbour

Corporate Focus
  A Neuroscience Company
   Focused on Researching, Developing
   and Commercializing Novel Drugs for
   the Treatment of Central Nervous System
   Disorders

•  Focused growth strategy managing risk
✓   Improved Outcome focus
✓   Selective internal development & in-licensing of
    New Chemical Entities
✓   Out-license outside U.S. & Outside Neuroscience
•    Robust Neuroscience Pipeline – 4 Key Programs
✓   Parkinson’s disease  - oral apomorphine
✓  Parkinson’s disease  - Combinatorial levodopa
✓   Emergency epileptic seizures
✓   Memory & Cognition
•    CNS Research programs
•    Seasoned CNS Management Team
•    Strong Financials:  $29.0 million in cash - No debt

Investment Highlights

  Miraxion for HD
  Miraxion for PD
Nasal lorazepam for ES
Apomorphine for PD
Pre-Clinical
Phase I
Phase II
Phase III
On Hold
Phase II
YE 2007
Phase II
2008
Phase I
YE 2007
Levadopa Transport
AMR-109
Phase I/II
YE 2007
Under
review
Core Pipeline with Large Market Potential

Miraxion Phase III Results
•

No statistical significance or clinically meaningful
     difference between Miraxion and placebo
•

Largest therapeutic study in Huntington’s disease
✓

 Total of 606 patients in N.American & European trials combined

•

Well Designed & conducted trials
✓

Collaboration with Huntington Study Group & EuroHDNetwork
✓

Patient uniformity in both trials
•

Complete analysis of data to determine why results did
     not match the earlier promising results
✓

Higher EPA levels present in bloodstream of “active” patients
✓

Biological effect of lowering triglycerides in patients on Miraxion who entered study with raised triglycerides
•

Analysis of data from open label study may identify
      valuable information from a longer treatment period

AMARIN

FDA

emea

H • S • G

HD

SPA

THE FUTURE IN MIND

Powering: 606 pts; 90%
Clinical Centers

Patient Entry Criteria
CAG ≤ 44 : Less severe
Detect TMS-4 change of
3.2 in US and 3.5 in EU
70 centers, 6 month trial,
6 month extension
Regulatory Agencies
Expert involvement
Current Phase III Trial
Miraxion for HD – Phase III Trial Design

Strategic Product Development
•

Balance risk by developing Improved Outcome products and NCE’s
•

Lower risk & lower cost development of Improved Outcome versions of existing drugs
•

Address unmet medical needs via reformulation or route of administration
•

Internal & external (in-licensing) development of both Improved Outcome &
         NCE’s
•

Target indications with short term endpoints
–

Reduction on off-time in Parkinson’s disease
–

Treatment of emergency seizures

4 Key Development Programs
1.

Oral formulation of apomorphine for “frozen” periods in advanced Parkinson’s disease
-

Advance into Phase II late this year or early next year
2.

Nasal formulation of lorazepam for epilepsy seizures
-

Targeted to initiate Phase II in 2008
3.

Combinatorial lipid formulation for the targeted transport of levodopa for
         Parkinson’s disease
-

 Planned to enter Phase I in early 2008
4.

AMR-109 for enhancement of memory and cognition
-

 Initiate human proof of concept studies by the year end 2007

Market Size $100M+
700,000 advanced patients experience frequent "off" episodes
> 2 million diagnosed with Parkinson's
•
30% of patients have advanced
Parkinson’s disease
•
Characterized by frequent “off”
periods of semi-paralysis
•
Current injectable apomorphine
– frequent, painful &
granulomas
•
Completing development of final
novel oral formulation
•
Commence final-stage clinical
trials in 2008
Apomorphine for Parkinson’s Disease

                                                                                                                                         10

$300M Product Opportunity
150,000 episodes of
Status Epilepticus p.a.
400,000 Acute Repetitive
Seizure patients
•
Unmet medical need
•
40,000 deaths in US per year
•
Emergency seizures
•
Rectal diazepam gel only out-patient option

–
•
 Use limited by administration route
•
Completing development of novel nasal lorazepam formulation
•
Proven and patented NanoCrystal® technology from Elan
Nasal Lorazepam for Emergency Seizures

                                                                                                                                                     11

Approx 70% of Parkinson’s
patients prescribed C-L Dopa
Approx 1.5 million
Parkinson’s patients in U.S
•
Levodopa is current “Gold Standard”  for treatment of Parkinson’s disease
•
Poorly & erratically absorbed plus extensively broken down in periphery
•
Targeted transport of levodopa to brain
•
•
•
Potentially increases consistency & completeness of absorption
Potentially fewer doses per day reducing peaks & troughs believed to contribute to “on-off”and/or dyskinesia
Targeted Transport of Levodopa for Parkinson’s

•

Extensive scientific evidence of
    fatty acid role in brain function
•

Pre-clinical proof of concept on role of long
    chain fatty acids in memory & cognition
•

Impact on long term potentiation
•

CMC & toxicology near completion
•

Proof-of-concept study to commence by end
    2007
AMR-109 for Memory & Cognition

Combinatorial Lipid Program
•

Proprietary technology platform
•

Chemically conjugating bioactive lipids with other lipids or existing  drugs
•

Results in novel single chemical entities (NCE’s) with predictable properties offering clinically relevant advantages
-

 Improved blood brain barrier penetration
-

 Improved bioavailability
-

 Improved efficacy

Combinatorial Lipid Advantage
•

Potential vast library of compounds
•

CNS, Cardio, GI, Oncology and more
•

Patent protected plus Know-how
•

New compounds and exciting enhancements of existing compounds
✓

entirely new therapeutic actions
✓

improvements in existing therapeutic actions
✓

improved oral bioavailability
✓

better penetration into cells, across skin and into the brain
✓

pro-drugs with variable rates of release of the active moiety
✓

rapid development timescales

•
 European/ROW rights to:
-
  Apomorphine for PD
-
  Combinatorial Levadopa product
-
  Nasal lorazepam for emergency seizures in epilepsy

-
  AMR-109 for Memory & cognition
•
Combinatorial Lipid Program
     (transport technology) outside neurology
•
Miraxion for depression
Out-licensing /Partnering Opportunities

AMARIN

AMARIN

GlaxoSmithKline

Cardinal Health

Cephalon

Pfizer

NOVARTIS

SkyePharma PLC

élan

THE FUTURE IN MIND

Management Team Experience

Warrants
Options
Common Shares
Debt
Cash position
10.0m
9.0m
90.7m
None
$29 m
31/03/07
Capitalization
Directors and officers own 28% of Amarin
Financials

Newsflow - Twelve Month Milestones
•

Complete formulation optimization for Apomorphine PD  program & initiate Phase
    II trials
•

Complete pre-clinical pharmacokinetic studies of nasal lorazepam & initiate clinical program
•

Initiate Phase I study of levadopa transport technology
•

Initiate human proof of concept studies of AMR-109 to enhance memory and cognition
•

In-license other synergistic Neurology products
•

Partner pipeline opportunities

Focused strategy managing risk
Seasoned CNS Management Team
Large Market Opportunities in CNS
Large Market Opportunities in CNS Diseases
Strong Financials:  $29 million in cash - No Debt
Robust Pipeline in CNS Diseases
Investment Highlights

www.amarincorp.com